

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

Jay Johnson
Chief Financial Officer
LAMAR ADVERTISING CO/NEW
5321 Corporate Blvd.
Baton, Rouge, LA 70808

> **Re: LAMAR ADVERTISING CO/NEW**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-36756**

Dear Mr. Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Item 8 Financial Statements
(2) Revenue, page 58

1. We note your disclosure that the majority of your advertising space contracts do not meet the definition of a lease under ASC 842. Please provide us with a summary of the typical terms of your advertising space contracts by source (i.e. billboard, logo and transit) and explain to us how you determined these contracts do not meet the definition of a lease. In your response, please tell us the amount of revenue for the year ended December 31, 2019 and quarterly period ended September 30, 2020 for each source derived from contracts that do meet the definition of a lease, and explain to us how these contracts differ from those contracts that are not leases.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Robert Telewicz, Branch Chief, at 202-551-3438 with any questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Real Estate & Construction

cc: Michelle Earley